SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Ecopetrol presents its results for the first quarter of 2010

•	We experienced a 27% increase in our group´s production compared to the first quarter of 2009, the greatest increase since the beginning of our growth strategy.
•	Our income, operating profit and Ebitda kept growing. Ebitda margin is the highest in the last seven quarters and operating margin is the highest in the last six quarters
•	Organic investment increased 31% compared to the first quarter of 2009 and our estimated financing needs for fiscal year 2010 decreased.

BOGOTA, April 26, 2010. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC) (hereinafter, “Ecopetrol” or the “Company”) announced today its unaudited results for the first quarter of 2010, prepared and filed in accordance with the Regime of Public Accounting (Regimen de Contabilidad Pública or RCP) of the National Accounting Office, in Colombian pesos (COP$).

This current report on Form 6-k is hereby incorporated by reference into our registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on February 12, 2010.

The table below presents some of the highlights of Ecopetrol’s financial results for the quarter ended March 31, 2010 as compared to the quarter ended March 31, 2009:

Highlights of Ecopetrol´s financial results

	Unconsolidated					Consolidated[1]
(COP$ Billion)	1Q 2010	1Q 2009%		4Q 2009%		1Q 2010	1Q 2009%		4Q 2009%
Total sales	8,741.6	5,112.8	71%	8,505.7	3%	10,217.8	5,240.1	95%	8,986.0	14%
Operating profit	3,198.2	1,020.9	213%	2,706.1	18%	3,616.6	1,062.6	240%	2,379.5	52%
Net Income	2,096.7	1,609.3	30%	1,691.4	24%	1,954.3	1,608.4	22%	1,721.5	14%
Earnings per share (COP$)	51.80	39.76	30%	41.8	24%	-	-	0%	-	0%
EBITDA	4,106.5	1,629.2	152%	2,963.6	39%	4,454.7	1,755.6	154%	3,327.8	34%

EBITDA Margin	47%	32%		35%		44%	34%		37%

Ecopetrol´s CEO, Javier Gutiérrez, declared that: “We are very proud of our financial and operating results for the first quarter of 2010. The aggregate production of the corporate group increased 27% when compared to the first quarter of 2009, reaching an average of 586.4 Mboed.  Additionally, our revenues were 71% higher in the first quarter of 2010 as compared to the first quarter of 2009, driven largely by an increase in oil prices. Net income amounted to COP$2.1 trillion. Ebitda and operational margins were the highest in seven and six quarters respectively”.

1 Under the Regime of Public Accounting (Régimen de Contabilidad Pública en Colombia - RCP), companies are only required present consolidated financial statements at the end of each fiscal year. Therefore, the interim consolidated figures presented in this report do not constitute a formal consolidation of the financial statements of Ecopetrol for such quarters, but are adjusted in accordance with the methodology used to present the annual consolidated financial statements.

PRESS RELEASE

Ecopetrol presents its results for the first quarter of 2010
Table of contents

I. Financial and Operating Results of Ecopetrol S.A.		3
a.	Availability of crude oil and products	3
b.	Sales Volumes	4
c.	Price behavior	5
d.	Financial Results	6
e.	Balance Sheet	8
f.	Cash flow	9
g.	Segment Results	10
II. Aspects of the Business		11
a.	Exploration	11
b.	Production	11
c.	Refining	13
d.	Petrochemicals	14
e.	Transportation	14
f.	Investments	15
g.	Financing of the investment plan	15
h.	Hedging	16
III. Corporate Social Responsibility (CSR)		16
a.	General Shareholders’ Meeting	16
b.	Science and Technology	16
c.	Social Investment	17
d.	HSE (Health, Safety & Environment)	17
IV. Financial Results of Ecopetrol and its Subsidiaries		17
a.	Exploration and production	20
1.	Hocol	20
2.	Offshore International Group (OIG)	22
b.	Refining and Petrochemicals	23
1.	Propilco	23
2.	Reficar S.A.	25
c.	Transportation	26
1.	Ocensa	26
2.	ODL	28
d.	Bio fuels	29
1.	Ecodiesel	29
2.	Bioenergy	29
V. Presentation of results		30
VI. Tables		32

PRESS RELEASE

I. Financial and Operating Results of Ecopetrol S.A.

a.	Availability of crude oil and products

The following table summarizes amounts of Ecopetrol’s crude oil and products in terms of volumes produced, purchased and imported during the first quarter of 2010 as compared to the first quarter of 2009:

Ecopetrol S.A. (does not include subsidiaries)
Gross oil and gas production
(MBOED)	1Q 2010	1Q 2009%		4Q09%
Crude Oil	453.7	375.7	20.8%	441.7	2.7%
Natural Gas	99.5	82.0	21.3%	100.5	-1.0%
Total	553.2	457.7	20.9%	542.2	2.0%

(-) Royalties
(MBOED)	1Q 2010	1Q 2009%		4Q09%
Crude Oil	67.5	58.0	16.4%	66.5	1.5%
Natural Gas	19.7	16.3	20.9%	19.8	-0.5%
Total	87.2	74.3	17.4%	86.3	1.0%

(=) Net oil and gas production
(MBOED)	1Q 2010	1Q 2009%		4Q09%
Crudo	386.2	317.7	21.6%	375.2	2.9%
Gas natural	79.8	65.7	21.5%	80.7	-1.1%
Total	466.0	383.4	21.5%	455.9	2.2%

Purchase volume (mboed)*	1Q 2010	1Q 2009%		4Q09%
Crude Oil	173.2	159.9	8.3%	182.6	-5.1%
Products	9.2	7.2	27.8%	8.7	5.7%
Natural Gas	39.5	34.4	14.8%	39.9	-1.0%
Total Purchases	221.9	201.5	10.1%	231.2	-4.0%

Imports volume (mbd)	1Q 2010	1Q 2009%		4Q09%
Crude Oil	-	-	0.0%	-	0.0%
Products	63.3	33.5	89.0%	42.5	48.9%
Total imports	63.3	33.5	89.0%	42.5	48.9%

* Purchase volume includes royalties from Ecopetrol and other companies

Ecopetrol’s gross production of oil and gas, (excluding subsidiaries) totaled 553.2 mboed during the first quarter in 2010. After subtracting royalties, net production during the first quarter of 2010 totaled 466 mboed, which represents a 21.5% increase compared to the first quarter of 2009 and a 2.2% increased compared to the fourth quarter of 2009. This increase is the result of investments made by the Company in order to reach targeted 556 Mboed in 2010 for Ecopetrol and the one million barrels in 2015 for the Corporate group.

PRESS RELEASE

Purchases of oil and gas increased by 10.1%, and exports 89%, compared to the first quarter of 2009 as a result of the increase in the country’s production of both crude oil and natural gas. The increase in purchases of refined by-products is attributable to purchases of nafta and diesel by 29.8 mbd. Nafta is mixed with heavy crude oil in order to facilitate its movement through the oil transportation system, while imports of diesel with low sulfur content are required in order to comply with new environmental regulations, which went into effect as of January 1, 2010.

b.	Sales Volumes

The table below summarizes our sales during the first quarter of 2010 as compared to the first quarter of 2009:

Local Sales Volume (mboed)	1Q 2010	1Q 2009%
Crude Oil	2.4	0.3	700.0%
Natural Gas	102.2	60.7	68.4%
Gasoline	64.6	60.4	7.0%
Medium Distillates	104.5	90.2	15.9%
LPG and fuel oil	18.5	20.8	(11.1)%
Industrial and Petrochemical	15.1	14.1	7.1%
Total Local Sales	307.3	246.5	24.7%

Export Sales Volume (mboed)	1Q 2010	1Q 2009%
Crude Oil	274.3	183.9	49.2%
Products	44.0	56.6	(22.3)%
Natural Gas	1.2	22.8	(94.7)%
Total Export Sales	319.5	263.3	21.3%

Sales to Cartagena Refinery (mboed)	1Q 2010	1Q 2009%
Crude Oil	79.2	83.3	(4.9)%
Natural Gas	2.1	2.2	(4.5)%
Total Cartagena Refinery Sales	81.3	85.5	(4.9)%

Total Sales Volume	708.1	595.3	18.9%

During the first quarter of 2010, total sales volumes increased by 18.9% with respect to the same quarter in 2009. This growth was driven largely by domestic sales which increased 24.7% due to higher deliveries of natural gas and diesel to thermal power plants as a consequence of the decrease in available power from hydroelectric generators, due to the El Nino phenomenon.

PRESS RELEASE

Domestic sales of medium distillates (diesel and jet fuel) increased by 15.9% in the first quarter of 2010 compared to the first quarter of 2009 due to the (i) higher demand for diesel required for thermal electrical generation (ii) recovery of inventories undertaken by wholesalers during the early months of the year; and (iii) higher demand as a result of vacations during the early months of the year.

GLP sales decreased in the first quarter of 2010 as compared to the first quarter of 2009 due to (i) lower product available for sale as a result of increased consumption of fuel at the Barrancabermeja refinery and (ii) an increase in prices which led to a reduction in demand.

Total exports increased 21.3% mainly driven by higher sales of crudes. Deliveries to the Cartagena refinery (Reficar) fell by 4.9%.

c.	Price behavior

Average price export basket	1Q 2010	1Q 2009%		4Q2010%
WTI (average)	78.7	43.1	82.6%	76.2	3.3%
Export crude oil basket	72.7	29.5	146.4%	69.2	5.1%
Export products basket	69.4	33.0	110.3%	68.4	1.5%
Natural gas basket	3.2	3.9	(17.9)%	2.3	37.6%

Average prices of WTI during the first quarter increased by 82.6% when compared to the same period in 2009, maintaining a rising trend which began in the second quarter of last year. This recovery is due to:

•	A 29% increase in demand in China, when compared to the same period in 2009
•	Signs of economic recovery in the United States.
•	Devaluation of the U.S. dollar
•	Production controls by OPEC

In line with higher prices, discounts of our crudes and products narrowed, both these improvements had a positive effect on Ecopetrol’s revenues. The price difference between Castilla crude and WTI narrowed from a negative USD$14.4 per barrel difference in the first quarter of 2009, to a negative USD$8.8 per barrel difference in the first quarter of 2010 (39% improvement). Additionally, fuel prices went from a negative USD$12.8 per barrel difference to a negative USD$10 per barrel difference (22% improvement) explained by the lower production of Mexican heavy crude, and the higher demand of fuel oil of high sulfur from bunkers in the far east.

The price of natural gas for the first quarter of 2010 was 17.9% below that of the first quarter in 2009. Since regulated prices of gas from La Guajira are adjusted bi-annually based on the fuel oil price movements in the previous half of the year, the price of natural gas in the first quarter of 2009 benefited from high prices in the second half of 2008, whereas, low prices of fuel oil in the second half of 2009 led to a downward pressure on natural gas prices in the first quarter of 2010.

PRESS RELEASE

d.	Financial Results

Income Statement (COP$ Billion)	1Q 2010	1Q 2009%		1Q09%
Local Sales	3,382.8	3,153.8	7.3%	4,113.0	(17.8)%
Export Sales	5,040.2	1,723.1	192.5%	4,124.1	22.2%
Sales of services	318.6	235.9	35.1%	268.6	18.6%
Total Sales	8,741.6	5,112.8	71.0%	8,505.7	2.8%
Variable Costs	3,818.5	2,745.1	39.1%	3,124.1	22.2%
Fixed Costs	1,232.3	931.1	32.3%	1,999.2	(38.4)%
Cost of Sales	5,050.8	3,676.2	37.4%	5,123.3	(1.4)%
Gross profit	3,690.8	1,436.6	156.9%	3,382.4	9.1%
Operating Expenses	492.6	415.7	18.5%	676.3	(27.2)%
Operating Profit	3,198.2	1,020.9	213.3%	2,706.1	18.2%
Non Operating Profit/(Loss)	(325.3)	1,193.6	(127.3)%	(455.5)	(28.6)%
Income tax	776.3	605.2	28.3%	559.2	38.8%
Net Income	2,096.6	1,609.3	30.3%	1,691.4	24.0%

Earnings per share (COP$)	$51.80	$39.76	30.3%	$41.79	24.0%
EBITDA	4,106.5	1,629.2	152.1%	2,963.6	38.6%

EBITDA Margin	47%	32%		35%
Operating Margin	37%	20%		32%
Net Margin	24%	31%		20%

In the first quarter of 2010, Ecopetrol had positive financial results when compared to the first and fourth quarters of 2009, continuing the positive results the Company has experienced.  EBITDA margin increased to 47% when compared to 32% and 35% in the first and fourth quarters of 2009, respectively. The comparative financial results are set forth below:

Total sales increased by 71% when compared to the first quarter of 2009 and 2.8% when compared to the fourth quarter of 2009, principally due to two factors: (i) the increase in local and international sales volumes, 24.7% and 21.3% respectively, and (ii) the increase in the prices of crude oil and products.

Within cost of sales, variable costs experienced a net increase of 39.1% when compared to the first quarter of 2009, principally due to increases in (i) purchases of hydrocarbons (which increased by 57.9% as a result of higher volumes purchased and higher prices), (ii) imported products (which increased 131.4% as a result of the import of low-sulfur diesel), and (iii) amortization and depletion as a result of increased investment and higher production levels. The increase versus the fourth quarter of 2009 was 22.2%.

PRESS RELEASE

Hydrocarbon transportation costs totaled COP$195.5 billion, a 22.5% net increase when compared to the first quarter of 2009 and a 12.6% net increase when compared to the fourth quarter of 2009, due to the increase in transportation tariffs, higher volumes transported and the use of transportation trucks. Additionally, a reclassification was made during the first quarter of 2010 and hydrocarbon transportation cost is now classified under variable costs.

Lower inventories of crude oil and refined products as a result of higher volumes produced lead to a temporary increase in cost of sales since part of the costs of these inventories are capitalized (during the first quarter of 2010 negative inventory change amounted to COP$286.5 billion, as part of the variable costs). Inventories in transit amounted to 660 thousand barrels, to be delivered in the client´s port (DES-Delivered Exship).

Fixed costs decreased by 38.4% compared to the fourth quarter of 2009, due principally to the decrease in hired services and maintenance expenses and lower taxes resulting from the use of natural resources and contributions. Notwithstanding, such decrease is only due to seasonal factors. Therefore, fixed costs for the first quarter of 2010 increased by 32.3% when compared to the first quarter of 2009, which reflects the higher activity and the Company´s growth

Operating expenses increased by 18.5% when compared to the first quarter of 2009, principally due to a 84.2% increase in exploration and project expenses as a result of  an increase in expenses related to the Company’s unsuccessful exploratory activities during the first quarter of 2010 (with the principal charges for dry wells being related to (i) Túpale 1 (located in the lower Magdalena Valley) for COP$61.4 billion; Sonero 1 (located in the mid-Magdalena Valley) for COP$9.1 billion; Anchala (located in the higher Magdalena Valley) for COP$8.4 billion and Torrontés 1 (located in the higher Magdalena Valley) for COP$8 billion. Operating expenses decreased 27.2% compared to the fourth quarter of 2009 and exploration and project expenses decreased 35% over the same period.

On the other hand, the Company undertook an active approach in its negotiation of contractual terms, enjoyed additional savings from tariff exemptions, including VAT and certain other taxes, and optimized its acquisitions. These measures led to savings of COP$ 294 billion during the first quarter of 2010, which represents three times the amount saved during the same period in 2009.

Operating margin of the first quarter of 2010 reached 36.6% compared to 31.8% in fourth quarter of 2009, and 20% in the first quarter of 2009. Higher margins came from higher prices of crudes and products, and lower maintenance costs (COP$209 billion), crude purchases (COP$244 billion), and operating service and associates costs (COP$182 million), offset by the higher imports of products during the first quarter of 2010 (COP$333 billion).

The non-operating result presented a loss COP$325.3 billion in the first quarter of 2010 as compared to the first quarter of 2009, mainly as a result of the following factors:

PRESS RELEASE

•
Net exchange rate losses totaling COP$132.9 billion, which resulted from the effect of the peso revaluation on the Company’s dollar-denominated financial portfolio. However, it must be highlighted that the Company’s net position in foreign currency decreased due to an increase in the Company’s dollar-denominated debt, which in turn reduced the exposure of the company to exchange rate volatility. The active net position of the Company in dollars at March 31, 2010 was USD$ 1.123 million compared to USD$ 4.310 million at March 31 2009.

•	Taxes totaling COP$227.3 billion, primarily attributable to the equity tax.
•	Provision for the actuarial amortization of retirement pensions in an amount totaling COP$189.1 billion.
•	Other non-operating costs which led to a loss in an amount totaling COP$ 13.8 billion.
•	Profits in companies accounted under the equity participation method, which led to a gain in an amount totaling COP$238.0 billion.

As of March 2010, net profit amounted to COP$2.1 trillion, or COP$51.8 per share, a 30.3% increase when compared to the same period in 2009. Net margin was 24% compared to 19.9% in the fourth quarter of 2009, mainly from positive operational and non-operational results, higher net income from affiliates (under the equity participation method), and negatively impacted by the revaluation of the Colombian peso and the higher tax rate (27% vs. 24.8% in the fourth quarter 2009).

Ebitda for the first quarter of 2009 was COP$4.1 trillion, representing a 152.1% increase from the COP$1.6 recorded during the same quarter of 2009 and a 38.6% increase from the COP$3.0 trillion in  the fourth quarter of 2009. Ebitda margin was driven by higher operational revenues, higher international prices, and lower production costs during the quarter.

e.	Balance Sheet

Unconsolidated
	As of March 31,	As of December
Balance Sheet (COP$ Billion)	2010	31, 2010%
Current Assets	10,988.0	9,596.5	14.5%
Long Term Assets	45,039.1	43,495.9	3.5%
Total Assets	56,027.0	53,092.4	5.5%
Current Liabilities	11,665.3	6,772.0	72.3%
Long Term Liabilities	13,334.2	13,617.2	(2.1)%
Total Liabilities	24,999.5	20,389.2	22.6%
Equity	31,027.5	32,703.2	(5.1)%
Total Liabilities and Shareholders´ Equity	56,027.0	53,092.4	5.5%

Memorandum accounts (debit)	85,599.7	86,806.5
Memorandum accounts (credit)	57,736.5	50,092.7

PRESS RELEASE

As of March 31, 2010, Ecopetrol´s assets amounted to COP$56.0 trillion compared to COP$53.1 trillion at the end of December 2009. The principal variations during the quarter were an increase in (i) crude oil inventories of 1.3 MMBOE and (ii) Cash and cash equivalents, as a result of higher prices of crude and the seasonality of the expenditures.

At the end of March 2010, liabilities amounted to COP$25 trillion compared to COP$20.4 trillion at the end of December 2009. The principal variation during the quarter was the increase in current liabilities attributable to the payment of dividends in an amount totaling COP$3.7 trillion, or COP$91 per share, payable in three installments of COP$31 in April, COP$30 in August and COP$30 in December.

Shareholders’ equity decreased from COP$32.7 trillion at December 31, 2009 to COP$31.0 trillion at March 31, 2010, due principally to the recognition of the dividend payments to be made. However, this decrease was largely offset by the approval of the following reserves at the annual meeting of the Company’s Shareholders on March 25, 2010:

•	A COP$ 526 billion increase in the Company’s legal reserve, representing 10% of 2009 net income. The total legal reserve now amounts to COP$4.1 trillion;
•	The establishment of a reserve account for new explorations amounting to COP$ 609 billion;
•	The establishment of a reserve account for non-realized profit from affiliates amounting to COP$ 438 billion.

f.	Cash flow

Col$ Trillion *	1Q 2010	1Q 2009	4Q 2009
Initial Cash	4.840	11.204	7.794
Cash generated from operations	8.246	5.511	9.851
Cash used in operations	(5.473)	(3.059)	(7.036)
Capex	(1.077)	(1.041)	(3.279)
Acquisitions	-	(2.421)	-
Dividend payments	-	-	(2.938)
New debt	-	-	-
Other inflows	379	275	407
Fx differences	(247)	820	121
Final Cash	6.668	11.288	4.920
* For registration in the cash flow, dollar amounts are converted into COP using the monthly average rate for USD/COP. Initial cash for each quarter is calculated using the average rate for the first month of the quarter and the final cash is calculated using the average rate for the last month of the quarter.

PRESS RELEASE

As of March 31, 2010, Ecopetrol had COP$6.7 trillion in cash, cash equivalents and investments, including investments in portfolios held to maturity, and long term financial debt of COP$5.1 trillion (syndicate loan with local banks for COP$ 2.2 trillion and international bonds for USD 1.5 billion)

g.	Segment Results

	E&P		Refining		Transportation		Sales and Marketing		Eliminations		Ecopetrol
	I trim-10	2010	I trim-10	2010	I trim-10	2010	I trim-10	2010	I trim-10	2010	I trim-10	2010

Local sales	2,438.0	2,438.0	3,334.7	3,334.7	721.4	721.4	876.7	876.7	(3,669.4)	(3,669.4)	3,701.4	3,701.4
Exports	2,830.1	2,830.1	532.7	532.7	-	-	1,677.4	1,677.4	-	-	5,040.2	5,040.2

Total sales	5,268.1	5,268.1	3,867.4	3,867.4	721.4	721.4	2,554.1	2,554.1	(3,669.4)	(3,669.4)	8,741.6	8,741.6
Operating income	3,064.5	3,064.5	(154.4)	(154.4)	223.7	223.7	64.5	64.5	-	-	3,198.2	3,198.2
Net income	2,044.4	2,044.4	(209.3)	(209.3)	217.8	217.8	43.9	43.9	-	-	2,096.7	2,096.7

Starting 2010 our segment reporting methodology is modified. The primary modification is that E&P and refining segments are owners of the products until they are delivered to the final client. In summary: revenues, costs, and expenses related to commercialization and delivery to end client (exports or refined), will be allocated to their respective segments. The sales and marketing segment includes purchases, sales, costs and expenses related to sales and marketing of acquired products. In addition, the corporate segment is no longer reported and is allocated among the other operational segments.

The Exploration and Production segment generated COP$2.0 trillion to the Company’s net income mainly driven by the growth in the production of heavy crude oil for export. Operational margin was 58.2% (US$36.8/bl), and after tax net margin was US$ 24.6/bl.

The Refining and Petrochemical segment accumulated net losses of COP$209 billion (US$-4.5/bl). Average costs of raw material was US$71.63/bl, including transportation costs valued at export parity transfer price.

The hydrocarbon Transportation segment generated net income of COP$217.8 billion, mainly due to the revenues from higher transported volumes. Operating margin was 31% while net margin was 30%. Segment revenues include those coming from pipeline, truck and fluvial transportation.

The Marketing and Sales segment had net income of COP$43.9 billion, as a result of the improvement of the hydrocarbon sales margin (USD1.4/bl) and after tax net margin (USD 0.9/bl).

PRESS RELEASE

II. Aspects of the Business

a.	Exploration

During the first quarter of 2010, Ecopetrol continued with its international expansion participating in the bidding round “Lease Sale 213”.  Ecopetrol presented the best offers for 19 blocks (5 blocks to be explored exclusively by Ecopetrol, 10 together with Repsol and 4 with ENI) for a total of 44,289 hectares. Ecopetrol is also participating in the drilling of a prospect field operated by Newfield in the Gulf of Mexico. However,  approval by the United States Minerals Management Service (MMS) is still pending.

Ecopetrol is undergoing preparations to participate in the 2010 Colombian Round organized by the ANH. At the end of the first quarter of 2010, Ecopetrol was in the midst of drilling a well in Oripaya, Colombia and four wells outside Colombia: three in the Gulf of Mexico (Krakatoa, Palomino and Saluki) and 1 in Brazil (Malbec).

	Number of	Hydrocarbon
Kind of well	wells	Presence	In evaluation	Dry
A-3	6	1	2	3
Stratigraphic	3	2	0	1

The drilling activity undertaken during the first quarter of 2010 increased by 100% compared to the first quarter of 2009 (when only three wells were drilled). Additionally Ecopetrol drilled three stratigraphic wells in Quifa, out of which two proved to have the presence of hydrocarbon.

Seismic activity
KM. Equivalents	1Q 2010	1Q 2009	2010
Directly	454	585	-22%
Joint ventures	2,264	130	1642%
Association contracts	-	285	-100%
International	6,483	-	100%
Total	9,201	1,000	820%

With respect to international seismic, of the 6,483 kilometers equivalent acquired, 5,755 were in the U.S. Gulf Coast, 493 in Brazil and 235 in Peru.

b.	Production

Ecopetrol´s production (including royalties) increased 21%, from 457.7 Mboed (375.7 Mbod from crude and 82 Mboed of gas) in the first quarter of 2009, to 553.2 Mboed (453.7 Mbod from crude and 99.5 Mboed form gas) in the first quarter 2010.

PRESS RELEASE

Specifically in terms of Ecopetrol’s production, 59% (326,2 Mboed) corresponds to production in association with business partners; 40.7% (225,2 Mboed) corresponds to sole production and 0.3% (1.8 Mboed) to international production (K2). The production of heavy crudes continued to display sustained growth in line with the Company’s development plans both in operations with business partners and in sole operations. Therefore, crude production went from 129.3 Mbod in the first quarter of 2009 to 189.7 Mbod in the first quarter of 2010, which represents an increase of approximately 47%. During the first quarter of 2010 heavy crude production accounted for 42% of total production of Ecopetrol S.A., compared to 34% in 2009, as displayed in the table below:

Production per crude
	1Q 2010	1Q 2009
Light crudes	41.8	43.0
Medium crudes	222.2	203.3
Heavy crudes	189.7	129.4
Total	453.7	375.7

It is also important to highlight the increase in production from mature fields with water injection, particularly at the Casabe and La Cira – Infantas fields.

During the quarters ended March 31 2010 and 2009, Ecopetrol carried out the following drilling in development wells:

Development wells
	1Q 2010	1Q 2009
Directly	25	33
In partnership	109	109
Total	134	142

As part of the technological advancement strategy of the company, which aims to implement second and third recovery in production fields, the Synchronized Thermal Additional Recover Project (STAR) is being developed with Pacific Rubiales in the Rubiales field (which will begin the second development stage). Additionally, Ecopetrol plans to undertake water and air injection pilot trials throughout the year in several assets under Ecopetrol´s direct operation.

PRESS RELEASE

The preliminary lifting cost of Ecopetrol for the quarter ending March 31, 2010 was USD$6.54/barrel compared to USD$5.112/barrel during the quarter ending March 31, 2009. Mainly as a result of:

•	Net effect of reduction in operating costs of USD$-0.05/barrel due to:
o	Higher costs of USD$1.04/barrel coming from facility costs and increase in field work-overs.
o	Increasing production volumes (USD-1.19 USD/barrel).
•	A USD$1.25 barrel increase attributable to the effect of the Colombian peso revaluation vs the U.S. dollar.

c.	Refining

Continuing with the Company’s commitment to improve the quality of its diesel fuel, starting on January 1, 2010. the Company reduced sulfur content to 50 particles per million (ppm) for Bogota, and the mass transportation systems in the country. For the rest of the country Ecopetrol began delivering diesel with less than 500 ppm. Additionally, the hydro treatment project of the Barrancabermeja refinery reached 97% completion.

The average refinery run for the Barrancabermeja refinery increased slightly during the first quarter of 2010 when compared to the first quarter of 2009.  Runs have been affected by the lower refining margins in January and February, logistical limitations to transport fuel oil (low levels of the Magdalena river), and new quality standards for diesel (lower sulfur content).

Refinery runs
Mbod	1Q 2010	1Q 2009%
Barrancabermeja	215.5	213.4	1.0%

The gross refining margin for the Barrancabermeja refinery for the first quarter of 2010 was USD$6.51/barrel compared to USD$8.12/barrel in the same period of 2009. The decrease was due to: (i) the 2009 margins of UNL87 gasoline prices and Diesel having improved by USD$9.53/barrel and USD$5.40/barrel respectively, both as compared to the WTI, (ii) change in fuel oil margins from USD-12.8/barrel to USD$-10.0/barrel. When compared to the fourth quarter of 2009, gross margin increased USD$ 1.36/barrel.

2 The lifting cost for Ecopetrol S.A. reported on the first quarter of 2009 was USD$5.44/barrel, which was revised with the final costs and volumes to USD$5.11/barrel.

PRESS RELEASE

The preliminary cash cost per refined barrel of Ecopetrol amounted to USD$5.50/barrel for the first quarter of 2010, an increase of USD$1.40 from the USD$4.10/barrel3 reported for same period of 2009, mainly from the Colombian peso revaluation. The increase is also explained by a rise in personnel and maintenance costs, and plant stoppages (with a per unit higher cost)

d.	Petrochemicals

As part of the implementation of Ecopetrol’s petrochemical plan, the Company completed the construction of two new storage tanks to store 30,000 barrels of propylene produced by the Barrancabermeja Refinery. Additionally, in line with the goal of strengthening the presence of petrochemical products in the region, market studies were concluded and technical and economic analysis were undertaken to continue explore the possibility of further developing Ecopetrol’s petrochemical potential.

e.	Transportation

Transported average volume increased 27.8% as compared to the first quarter of 2009, representing an increase of 212.4 Mboed reaching an average of 977.8 Mbod of which 247.2 Mbod (25%) corresponds to refined products and 730.6 Mbod (75%) to crudes.

The higher volumes transported in the first quarter of 2010 is principally attributable to the increase in the transportation capacity of the 18” Apiay- Porvenir and Galan- Ayacucho pipeline, the commencement of operations of the Rubiales-Monterrey pipelines (required to transport increasing volumes of heavy crudes), and the increase in transportation capacity of the multipurpose pipeline Pozos Colorados – Galan (for transportation of lower sulfur diesel to major cities in the country and nafta as heavy crude diluent).

Pursuant to Resolution 182370, 182371, and 182372 dated December 29, 2009 of the Ministry of Mines and Energy, starting on January 1, 2010 Ecopetrol receives payment for certain investments it makes, specifically investments made in connection with the capacity expansion of the Pozos Colorados – Galán system to 60 thousand barrels per day. At March 31, 2010, income totaling COP$ 45 billion was registered pursuant to this change.

The 2010-2012 Crude Evacuation Plan, which began during the first quarter of 2010, is one of the most challenging initiatives Ecopetrol has undertaken in recent years. This plan presents different crude oil evacuation alternatives in the short, medium and long term for 13 projects. During the first quarter,  the evacuation of crude oil increased by 30 Mbd as a result of the optimization of the Galan-Ayacucho-Covenas pumping system.  Our storage capacity was increased by 120 with the construction of a facility in the Vasconia station.

Likewise, we made important progress in two projects: 1) the construction of a storage facility with a capacity of 170 thousand barrels in Altos de Porvernir, part of the Apiay-Porvenir system; and 2) construction of additional 134 kms in the Poliducto Andino, which will add 53 thousand barrels transportation capacity of heavy crude diluents by the end of 2010.

3 The preliminary cash cost per refined barrel indicator reported in the first quarter of 2009 was  USD$ 4.50 /Bl, which was revised to  USD$ 4.10 /bl following the final cost determination and volume adjustments.

PRESS RELEASE

The Barrel/Kilometer preliminary cost as of March 31, 2010 was COP$ 7.86 /BKM, a $0.41 increase when compared to the result for the same period in 2009 (7.45 $/BKM). This increase is result of depreciation and amortization of the optimization assets in the Pozos- Galan multipurpose pipeline.

Investments during the first quarter of 2010 have been geared towards the expansion of the Colombian pipeline and multipurpose pipeline infrastructure, rehabilitation and expansion of the storage capacity in the intermediate stations, the modernization of the sea and river ports, maintenance at certain stations, construction of alternate routes for pipelines and multipurpose pipelines, the operational continuity of the stations and projects that improve the industrial security and protect the environment.

f.	Investments

In the first quarter of 2010 Ecopetrol made investments totaling USD$ 804 million, a 31% increase when compared to the organic investments made during the first quarter of 2009, which amounted to USD$ 616 million. During the first quarter of 2010 no acquisitions were made, while acquisitions totaling USD$ 992 million were made during the first quarter of 2009.

Of total investments made during the first quarter, 60% were directed towards production projects (USD$479 million); 17% towards transportation projects (USD$134 million); 11% towards refining and petrochemical projects (USD$89 million); 11% towards exploration projects (USD$87 million); and the 1% remaining was directed towards projects associated with the corporate segment and the Company’s subsidiaries (USD$15 million).

g.	Financing of the investment plan

Financing needs for 2010 were initially estimated based on an average WTI oil price of USD$55.68/bl for 2010. Based on the increase in the average WTI oil price to USD$ 78.7/bl in the first quarter of 2010, and taking into account higher production levels, the revenues generated by the Company have been sufficient to fund both its (i) cash requirements associated with the costs and operating expenses and (ii) investment plan. If current WTI prices continue their upward trend, the Company may not need to incur any debt during the second quarter of 2010.

Although there is no imminent need to incur additional debt, Ecopetrol is working on securing different sources for its 2010 financing needs, as well as it needs over the next few years.  The Company has progressed in the authorization processes required by its internal bodies (Board of Directors and Meeting of Shareholders) as well as external entities (Ministry of Finance, National Planning Department and Financial Superintendency).  Obtaining these authorizations impacts the global financing plan but it do not imply that any new indebtedness will be incurred or issued.

PRESS RELEASE

The Company will continue to monitor market conditions in order to define the appropriate moment to undertake any financing.

h.	Hedging

With respect to hedging strategies at March 31, 2010, Ecopetrol has a SWAP-Spread portfolio to manage the price difference between valuation indices. Pursuant to this portfolio, the Company seeks to secure its refining margins and competitive discount factors in the commercialization of crude oil and refined products. The volume covered through these types of strategies is 2,300,000 bls, allocated between management of refining margins, indices and storage costs.

III.	Corporate Social Responsibility (CSR)

a.	General Shareholders’ Meeting

The Company’s annual shareholder’s meeting was held in Bogota on March 25, 2010 and approximately 10,000 shareholders were in attendance. The principal actions taken were:

•	Approval of the consolidated financial statements of the Company.
•	Approval of the proposal to distribute dividends (COP$91 per share payable in three installments).
•	Election of the Board of Directors
•	Election of the Company’s statutory auditors.
•
Approval the authorization to issue bonds in the amount totaling COP$ 5.5 trillion, which bonds may be placed in Colombia and/or abroad, in one or more issuances in the next few years, depending on the financing needs of the Company, market conditions, and governmental authorizations obtained by the Board of Directors.

b.	Science and Technology

In the first quarter of 2010, Ecopetrol received two new patents from the Nigerian government.  One of these patents is related to the withdrawal of illicit valves and the other is related to equipment and procedures necessary to cover the derivations of ducts.

In the first quarter of 2010, the Technical Information Center of the ICP (Instituto Colombiano del Petróleo) became the first specialized information unit in Colombia to receive a certification from the Security Management System with respect to the ICONTEC norm NTC/ISO 27001:2005.

Under this norm, it has been certified that Ecopetrol manages the technical-scientific information acquired and produced in the Technical Information Center of the ICP under corporate information security guidelines, assuring the confidentiality, integrity and availability of information.

PRESS RELEASE

c.	Social Investment

Social investments for the first quarter of 2010 totaled COP$10,374 million, which were allocated through the Education and Culture, Regional Competitiveness and Citizenship and Democracy Program.  The biggest investment was undertaken in the Mid-Magdalena Region and in the departments of Huila and Putumayo.

In terms of regional competitiveness, the Company made advancements in its Strengthen of the Local Labor Opportunities Program, which seeks to create and increase the labor education and opportunities of persons from the community. both within and outside the oil industry. Similarly, the Company has advanced in formulating productive projects in each of the regions where the Company has a presence.  The end goal of these productive projects is to establish seven high potential and impact productive projects by the end of 2010 that will contribute to the generation of income for these communities.

d.	HSE (Health, Safety & Environment)

During the first quarter of 2010, as a result of the Company’s efforts to improve the security its operations, the number of environmental incidents resulting from operations decreased significantly. As of March 31, 2010, 9 incidents had occurred, compared to the 15 that occurred during the first quarter of 2009. This decrease shows Ecopetrol’s commitment to the care of the environment and the security of its operations.

During the first quarter of 2010, the rate of accidents (number of accidents / million of man-hours) was 1.32, slightly higher than the 1.24 rate recorded in 2009.

IV. Financial Results of Ecopetrol and its Subsidiaries4

In 2007, we began the consolidation of the Ecopetrol group, which now has operations in every link of the crude oil production chain and the natural gas industry.  Since 2008, we have acquired five companies and made significant strides in the consolidation of these companies into the Ecopetrol group.

4 For purposes of preparing the estimated consolidated financial results for the first quarter of 2010, in addition to the results of Ecopetrol, the results of the following subsidiaries have also been included:

In the Upstream business: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., ECP Global Energy, and Hocol. In the Downstream business: Bioenergy S.A., Andean Chemicals Limited, Propilco S.A., Comai, ODL Finance S.A., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A. and Reficar S.A.. In other areas: Black Gold Re Ltd.

The estimated consolidated results for the first quarter 2009 included the following subsidiaries: Ecopetrol S.A., Black Gold Re Ltd, Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A., Bioenergy S.A., Andean Chemicals Ltd, ECP Global Energy, Propilco S.A., Comai, aODL Finance S.A.Ecopetrol Transportation Company, Ocensa S.A.

PRESS RELEASE

For the first quarter of 2010, over 33,000 of the 586.4 thousand barrels of daily production are attributable by our subsidiary upstream companies: Hocol, and Savia. Similarly companies like Ocensa and Propilco made significant contributions to the Ecopetrol group’s revenue, EBITDA and net income results.

However, there are some subsidiary companies, such as Ecopetrol del Peru, Ecopetrol de Brasil, Ecodiesel and Bionergy, that do not yet make any financial contribution to the results of the Ecopetrol Group as these are still in a pre-operating stage or are conducting exploratory activities but do not yet have production.

Similarly, the crude oil transportation subsidiaries are not expected to generate any profit for the Ecopetrol group, but are expected to provide solutions for the transportation of refined products. Thus, the benefits of these subsidiaries to the Ecopetrol group are reflected in transportation costs.

The table below presents a summary of the results of our consolidated subsidiaries for the quarters ending March 31, 2010:

			Revenues		Net Income
	Company	%Ecopetrol	(COP bn)		(COP bn)

	Hocol	100	594		100
EXPLORATION	Savia	50	75	*	19	*
Y PRODUCTION	Ecopetrol Brasil	100	0		-4
	Ecopetrol Perú	100	0		-1
	Ecopetrol América	100	22		-26

REFINING	Reficar	100	850		-9
Y PETROCHEMICAL	Propilco	100	355		16
	Comai	100	92		8

TRANSPOR-	Ocensa	60	593		277
TATION	ODL	65	33		0.4
	Oleoducto de Colombia	66	23		0.3

BIOFUELS	Bioenergy	84	0.01		-1
	Ecodiesel Colombia	50	0		0.005

* amount in dollars.

PRESS RELEASE

The tables below present the consolidated financial statements for Ecopetrol for the quarter ended March 31, 2010 compared to the quarter ended March 31, 2009:

Consolidated Income Statement

(COP$ Billion)	1Q 2010*	1Q 2009*	%	IV trim. 09*	%
Local Sales	3,881.1	3,187.2	21.8%	2,896.5	34.0%
Export Sales	5,540.3	1,817.1	204.9%	5,691.8	-2.7%
Sales of services	796.4	235.9	237.6%	397.7	100.3%
Total Sales	10,217.8	5,240.2	95.0%	8,986.0	13.7%
Variable Costs	4,493.3	2,746.9	63.6%	3,096.2	45.1%
Fixed Costs	1,501.2	1,011.0	48.5%	2,295.6	-34.6%
Cost of Sales	5,994.5	3,757.9	59.5%	5,391.8	11.2%
Gross profit	4,223.3	1,482.3	184.9%	3,594.2	17.5%
Operating Expenses	606.7	419.6	44.6%	1,214.7	-50.1%
Operating Profit	3,616.6	1,062.7	240.3%	2,379.5	52.0%
Non Operating Profit/(Loss)	(643.3)	1,172.6	(154.9)%	(38.4)	1575.3%
Income tax	(912.8)	(626.7)	45.7%	(606.3)	50.6%
Minority interest	(106.2)	(0.1)	106,100%	(13.4)	692.5%
Net Income	1,954.3	1,608.5	21.5%	1,721.40	13.5%

EBITDA	4,454.7	1,755.6	153.8%	3,327.8	33.9%

EBITDA Margin	44%	34%		37%
Operating Margin	35%	20%		26%
Net Margin	19%	31%		19%

* For ilustration purposes only

Consolidated
	As of March 31,	As of December
Balance Sheet (COP$ Billion)	2010	31, 2010%
Current Assets	14,293.5	12,117.8	18.0%
Long Term Assets	44,750.2	43,441.7	3.0%
Total Assets	59,043.7	55,559.5	6.3%
Current Liabilities	12,926.2	7,470.2	73.0%
Long Term Liabilities	14,189.2	14,578.0	(2.7)%
Total Liabilities	27,115.4	22,048.2	23.0%
Equity	30,876.1	32,570.0	(5.2)%
Minority interest	1,052.2	941.3	100.0%
Total Liabilities and Shareholders´ Equity	59,043.7	55,559.5	6.3%

In terms of total sales for the first quarter in 2010. the highest contributions of the subsidiaries (without eliminations) came from Reficar with COP$ 850.2 billion, Hocol with COP$594.0 billion, Ocensa S.A. with COP$592.5 billion, Propilco S.A. and Comai with COP$446.9 billion.

Among the subsidiaries, the greatest net income contributors were Ocensa S.A. with COP$277.5 billion, Hocol with COP$100.4 billion, Ecopetrol Transportation Company with COP$69.7 billion, Propilco S.A. and Comai with COP$23.5 billion. The following subsidiaries reported net losses: America Inc. with COP$26.5 billion, Andean Chemicals Limited with COP$23.1 billion and Reficar with COP$8.7 billion.

PRESS RELEASE

Through equity method, Offshore International Group contributed a net profit of COP$15.8 billion.

The accumulated EBITDA of the Ecopetrol group as of March 2010 was COP$4,454.7 billion, which represents a EBITDA margin of 44%, due mainly to the positive increase in operating profit.

Below is a summary of the relevant financial results for our most significant subsidiaries during the quarter ended March 31, 2010:

a.	Exploration and production

Groups production growth during the quarter was the highest since the implementation of the Strategical Plan launched back in 2007. Production grew 27% compared to the first quarter of 2009, driven by production of Ecopetrol S.A (21% growth), production form Hocol (acquired in the second quarter of 2009), and Savia.

The following table summarizes Group´s production (including royalties).

Ecopetrol S.A. gross oil and gas
production (mboed)	1Q 2010	1Q 2009%
Crude Oil	453.7	375.7	20.8%
Natural Gas	99.5	82.0	21.3%
Total	553.2	457.7	20.9%

Hocol	1Q 2010	1Q 2009
Crude Oil	23.9	0.00	100.0%
Natural Gas	1.6	0.00	100.0%
Total	25.5	0.00	100.0%

		1Q -2009
Savia	1Q 2010	(feb-mar)
Crude Oil	7.0	3.3	112.1%
Natural Gas	0.7	0.4	75.0%
Total	7.7	3.7	108.1%

Total Group's production	586.4	461.4	27.1%

1.	Hocol

The increase in Hocol’s production is due mainly to the increase in the production of the Ocelote field, which rose from 9.6 mboed during the first quarter in 2009 to 13 mboed in the first quarter of 2010. During the first quarter of 2010, Hocol began the drilling of 3 exploration wells.

PRESS RELEASE

The following activities were initiated during the first quarter of 2010: (i) pre-operation activities to acquired 1200 km2 of 3d seismic in the Clarinero, Saltarín and Niscota blocks and (ii) acquisition of 618 km of 2d seismic in block CPO17.

Gross Production (MBOED)	1Q 2010	1Q 2009	4Q 2009
Crude oil	23.9	23.1	25.0
Natural gas	1.6	1.4	1.4
Total	25.5	24.5	26.4

Exploration activity	1Q 2010	1Q 2009
Seismic (KM equivalent)	3	181
Wells	0	0

Income Statement
(COP$ Billion)	1Q 2010
Local Sales	8.6
Export Sales	585.4
Total Sales	594.0
Variable Costs	336.0
Fixed Costs	106.6
Cost of Sales	442.6
Gross profit	151.4
Operating Expenses	6.0
Operating Profit	145.4
Non Operating income	17.6
Non Operating expenses	(21.6)
Non Operating Profit/(Loss)	(4.0)
Income tax	(41.1)
Net Income/Loss	100.3

PRESS RELEASE

Balance Sheet
As of March 31,
COP$ Billion	2010
Current Assets	865.4
Long Term Assets	1,016.1
Total Assets	1,881.5
Current Liabilities	409.2
Long Term Liabilities	104.3
Total Liabilities	513.5
Equity	1,368.0
Total Liabilities and Shareholders´ Equity	1,881.5

2.	Offshore International Group (OIG)

The principal asset of OIG, Savia Peru, expects an investment of USD$257 million during 2010. These resources will be used to drill 40 wells and to install 8 platforms in the Pacific Ocean of Peru. The principal objective of these investments is to produce 18 Mboed in 2010, which would result in a 20% increase from the 2009 production results.

In the first quarter of 2010, one offshore well was drilled and USD$18.9 million of the investment budget was spent. The company increased its gross crude oil production by 24%, from 12.4 Mboed as of March 31, 2009 to 15.3 Mboed as of March 31, 2010.

Production (MBOED)	1Q 2010	1Q 2009
Crude oil	14.1	11.2
Gas	1.4	1.2
Total	15.5	12.5

Producción (MBOED) for ECP	I trim. 10	I trim. 09
Crudo	7.0	3.3
Gas	0.7	0.4
Total	7.7	3.7

Exploración	I trim. 10	I trim. 09
Sísmica (KM equivalentes)	-	619
Pozos exploratorios	1	1

PRESS RELEASE

Income Statement
US$ million	1Q 2010
Local Sales	73.7
Sales of services	1.3
Total Sales	75.0
Cost of Sales	41.9
Gross profit	33.2
Operating Expenses	4.7
Operating Profit	28.5
Other income	0.3
Non Operating Profit/(Loss)	28.8
Income tax	7.6
Employee profit sharing	1.3
Deferred taxes	0.9
Net Income/Loss	18.9

Balance Sheet
As of March
US$ million	31, 2010
Current Assets	137.7
Long Term Assets	212.6
Total Assets	350.3
Current Liabilities	36.0
Deferred taxes	14.8
Total Liabilities	50.8
Equity	299.5
Total Liabilities and Shareholders´ Equity	350.3

b.	Refining and Petrochemicals

1.	Propilco

At the end of the first quarter of 2010, Propilco’s production increased by 15% compared to the same period of 2009. The increase is primarily due to the increase in capacity of one of Propilco’s polypropylene plants to 50 thousand tons per year, representing a 12% increase in the total capacity of such plant.

PRESS RELEASE

During the first quarter of 2010, Propilco continued its execution of two expansion projects: (i) increasing the capacity of one of its polypropylene plans by 45 thousand tons per year and (ii) expanding of the propylene purifying tower by 150 thousand tons.

Additionally, during the first quarter of 2010, the Board of Directors of the Propilco appointed Mr. Vicente Noero Arango as their Chief Executive Office.

Sales volume (tons)	1Q 2010	1Q 2009
Polypropylene	108,836	99,970
Polypropylene marketing for COMAI	2,474	2,351
Total	111,310	102,321

Note:  Since Propilco’s sales force and storage capacity are adequate to undertake the sales of both Propilco and COMAI, Propilco commercializes the products manufactured by COMAI, resulting in synergies and substantial cost savings.

Income Statement
(COP$ Billion)	1Q 2010
Local Sales	143.6
Export Sales	211.7
Total Sales	355.3
Variable Costs	305.4
Fixed Costs	21.1
Cost of Sales	326.5
Gross profit	28.8
Operating Expenses	23.1
Operating Profit	5.7
Non Operating income	32.9
Non Operating expenses	20.8
Non Operating Profit/(Loss)	12.1
Income tax	2.0
Net Income/Loss	15.8

PRESS RELEASE

Balance Sheet
As of March
COP$ Billion	31, 2010
Current Assets	559.4
Long Term Assets	521.6
Total Assets	1,081.0
Current Liabilities	442.9
Long Term Liabilities	29.8
Total Liabilities	472.7
Equity	608.3
Total Liabilities and Shareholders´ Equity	1,081.0

2.	Reficar S.A.

During the first quarter of 2010, Reficar had an average production of 79.9 MBOD and a  volume performance of 101.3%. The factor use of the refinery reached 85.45% and its performance in white by-products was 75.3%.  Beginning in January 2010, the company began to import diesel with low levels of sulfur in order to mix it with the Refinery’s production and thus comply with current environmental regulations. As a result of these imports, Reficar has increased its medium distilled exports.

During the first quarter of 2010, Reficar continued to place purchase orders for one of its long-term delivery units. Additionally, The company has been able to save USD$45 million due to market conditions. The company also advanced in securing resources for its expansion project, particularly by filing a credit request with the  US Export-Import Bank for up to USD$2.0 billion. This amount would correspond to the purchase of units and services coming from the United States.

During this quarter, Reficar was granted the free trade zone status, which will generate important tax benefits for the refinery´s expansion and modernization projects.

Sales Volume (MBD)	1Q 2010	1Q 2009
Local	43.5	41.4
International	47.9	41.1
Total	91.4	82.5

Refinery runs (MBD)	1Q 2010	1Q 2009
	78.9	78.5

PRESS RELEASE

Income Statement
(COP$ Billion)	1Q 2010
Local Sales	362.8
Export Sales	487.3
Total Sales	850.1
Variable Costs	709.3
Fixed Costs	125.6
Cost of Sales	834.9
Gross profit	15.2
Operating Expenses	13.0
Operating Profit	2.2
Non Operating income	8.0
Non Operating expenses	17.7
Non Operating (Loss)	(9.7)
Income tax	1.3
Net Income/Loss	(8.8)

Balance Sheet
As of March
COP$ Billion	31, 2010
Current Assets	928.7
Long Term Assets	2,093.3
Total Assets	3,022.0
Current Liabilities	541.5
Long Term Liabilities	18.2
Total Liabilities	559.7
Equity	2,462.3
Total Liabilities and Shareholders´ Equity	3,022.0

c.	Transportation

1.	Ocensa

During the first quarter of 2010, an average of 430.4 Mbd were transported by the Porvenir-Vasconia pipeline section5, representing an increase of 162.5 Mbd when compared to the transported volumes during the first quarter of 2009 when 267.9 Mbd were transported. The increase was due to the increase in transported capacity from the Apiay – Porvenir and Araguaney – Provenir and the commencement of operations of the Los Llanos pipelines (Rubiales – Monterrey) for the transportation of heavy crudes.

5 Segment II - Ocensa

PRESS RELEASE

The following table sets forth the transported volumes for each of Ocensas’s business segments during the first quarter of 2010 as compared to the first quarter of 2009:

Transported volumes (MBOD)	1Q 2010	1Q 2009
Cusiana-Porvenir	54.3	62.8
Porvenir-Vasconia	430.4	267.9
Vasconia-Coveñas	269.3	187.1
Coveñas-Export Port	253.0	219.2

On February 1, 2010, Ocensa received COP$ 376.6 billion from Pacific Rubiales. The resources were classified as income from operations and correspond to the transportation capacity sales paid by Pacific Rubiales in order to enable it to transport crude oil through the pipeline.  It is worth highlighting that during 2010, Ocensa expects to expand the capacity of the pipeline to 560 KBD.

Additionally the Company entered into a COP$1.2 trillion syndicated loan agreement with a syndicate of local banks. The terms of the loan are as follows:

Term: 7 years
Grace Period: 2 years
Interest Rate: DTF6 + 4bps

The resources from the loan will be used to finance the 560 BPD Expansion Project as well as to undertake a capital reduction plan that will return excess capital to Ocensa’s shareholders.  The first disbursement of the loan was made in March for COP$260 billion.

Income Statement
(COP$ Billion)	1Q 2010
Sales of services	592.5
Total Sales	592.5
Cost of Sales	157.6
Gross profit	434.9
Operating Expenses	8.2
Operating Profit	426.7
Non Operating income	541.9
Non Operating expenses	602.2
Non Operating Profit/(Loss)	(60.3)
Income tax	89.0
Net Income	277.4

6 Reference 90 days deposit rate for the Colombian banking system

PRESS RELEASE

Balance Sheet
As of March
COP$ Billion	31, 2010
Current Assets	1,258.1
Long Term Assets	1,160.4
Total Assets	2,418.5
Current Liabilities	168.9
Long Term Liabilities	262.0
Total Liabilities	430.9
Equity	1,987.4
Total Liabilities and Shareholders´ Equity	2,418.3

2.	ODL

In March of 2010, phase II of the Rubiales-Monterrey pipeline construction project was completed. The project included the construction of the pumping station and allows for a maximum transportation capacity of 160 Mbod, including 30 Mbod of diluters. During the first quarter of 2010 ODL transported on average 116.4 Mbd of heavy crudes.

The first quarter of the year also saw the beginning of the project to expand the pipeline’s capacity, which includes the building of two intermediate stations as well as dismounting facilities for transportation trucks.  These changes will allow expanding the capacity of the pipeline to 340 Mbod by June 2011. At the same time, ODL began the construction of the El Viento – Cusiana line, which will have a length of 25km and a maximum transportation capacity of 176 Mbod.

I trim. 10
Transported volumes MBD		116.4

Income Statement
(COP$ Billion)	1Q 2010
Local Sales	33.1
Total Sales	33.1
Variable Costs	6.2
Fixed Costs	13.3
Cost of Sales	19.5
Gross profit	13.6
Operating Expenses	1.3
Operating Profit	12.3
Non Operating income	4.8
Non Operating expenses	16.7
Non Operating Profit/(Loss)	(11.9)
Net Income/Loss	0.4

PRESS RELEASE

Balance Sheet
As of
March 31,
COP$ Billion	2010
Current Assets	156.1
Long Term Assets	1,201.8
Total Assets	1,357.9
Current Liabilities	514.0
Long Term Liabilities	422.5
Total Liabilities	936.5
Equity	421.4
Total Liabilities and Shareholders´ Equity	1,357.9

d.	Bio fuels

1.	Ecodiesel

The installation of refining and biodiesel equipment in the Ecodiesel plant was completed during the first quarter of 2010. It is expected that Ecodiesel will begin commercial operations during the second quarter of 2010.

2.	Bioenergy

A resolution was passed during the first quarter of 2010 that declared the Bioenergy zone to be duty-free. Additionally, the agricultural component of the project obtained credit commitments from local banks, in amounts above its financial needs, and do not require a guarantee form Ecopetrol. Bionenery also obtained the environmental licenses necessary for the operation of its Ethanol producing plant.

PRESS RELEASE

V. Presentation of results

On Tuesday, April 27, Ecopetrol's senior management will be offering two on-line presentations to discuss the first quarter 2010 results:

In Spanish	In English
April 27, 2010	April 27, 2010
10:30 a.m. Bogota	12 p.m. Bogota
11:30 a.m. New York	1 p.m. New York

The webcast will be available on Ecopetrol's website: www.ecopetrol.com.co

Please access the site 10 minutes prior to the scheduled time in order to download the necessary software. Copies of the webcast will be available up to one year after the live event.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC) is Colombia’s largest company in terms of billing, profit, assets and owners equity. Ecopetrol is the only vertically integrated crude oil and natural gas company with operations in Colombian Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol’s subsidiaries include the largest producer of petrochemicals in Colombia, Propilco, as well as Black Gold Re Ltd., Ecopetrol Oleo e Gas do Brazil Ltd., Ecopetrol America Inc., Ecopetrol del Peru S.A., Hocol S.A., Andean Chemicals Limited, COMAI, Bioenergy S.A., ODL Finance S.A., ECP Global Energy, Ecopetrol Transportation Company, Ocensa S.A. and Refinería de Cartagena.  Ecopetrol is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Ecopetrol is majority owned by the Republic of Colombia and its shares are traded in the Colombian Stock Exchange (BVC) under the symbol ECOPETROL and in the NYSE through its ADR under the ticker symbol EC. The company divides its operations in five business segments that include Exploration and Production; Transport; Refinery; Marketing and Sales of Crude Oil, Natural Gas and Refined Products; and Corporate Center.

For additional information please visit our website at www.ecopetrol.com.co.

Forward looking statements

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the Company and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

PRESS RELEASE

ECOPETROL S.A.

Director of Investor Relations

Alejandro Giraldo
Phone: +571-234-5190
Fax:+571-2345628
Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mauricio.tellez@ecopetrol.com.co

Bogota, Colombia, April 26 of 2010

—————————————————————

Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

PRESS RELEASE

VI. Tables

Unaudited Income Statement
Ecopetrol S.A.

COP$ Million
	1Q-10	1Q-09%		4Q-09
Income
Local Sales	3,382,757	3,153,804	7.3%	4,113,008
Export Sales	5,040,247	1,723,061	192.5%	4,124,082
Sale of Services	318,603	235,888	35.1%	268,618
Total Income	8,741,607	5,112,753	71.0%	8,505,708
Cost of Sales				-
Variable Costs				-
Purchase of Hydrocarbons	2,166,418	1,371,684	57.9%	2,410,852
Amortization and Depletion	605,407	394,519	53.5%	783
Imported products	1,009,671	436,348	131.4%	677,132
Transportation Cost	195,475	159,581	22.5%	173,548
Inventories	(286,486)	240,005	(219.4)%	(110,048)
Other	128,030	142,970	(10.4)%	(28,217)
Fixed Costs				$0
Depreciation	193,637	151,630	27.7%	167,076
Contracted Services	397,002	315,959	25.6%	579,033
Maintenance	169,065	123,368	37.0%	378,509
Labor Costs	251,295	189,984	32.3%	265,553
Other	221,305	150,123	47.4%	609,059
Total Cost of Sales	5,050,819	3,676,171	37.4%	5,123,280
Gross Profits	3,690,788	1,436,582	156.9%	3,382,428
Operating Expenses
Administration	93,163	94,028	(0.9)%	164,738
Selling expenses	219,005	223,722	(2.1)%	235,553
Exploration and Projects	180,410	97,922	84.2%	276,015
Operating Income	3,198,210	1,020,910	213.3%	2,706,122
Non Operating Income (expenses)
Financial Income	962,180	3,090,811	(68.9)%	814,667
Financial Expenses	(1,005,879)	(1,814,659)	(44.6)%	(605,374)
Non Financial Income	192,810	202,683	(4.9)%	278,526
Non Financial Expenses	(712,337)	(334,152)	113.2%	(657,076)

Income before income tax	2,872,932	2,214,478	29.7%	2,250,622
Provision for Income Tax	776,266	605,217	28.3%	559,180
Minority interest	-	-		-
Net Income	2,096,666	1,609,261	30.3%	1,691,442

EBITDA	4,106,450	1,629,228	152.0%	2,963,597
EBITDA MARGIN	47%	32%		35%
EARNINGS PER SHARE	$51.80	$39.76	30.3%	$41.79

Notes

* Beginning in 2010 transportation services´ cost is reclassified as a variable cost.
* Amounts reported of purchases and imports in the first quarter of 2009 were adjusted in order to make them comparable as an effect of the assignation of price differences generated in the purchase process.

PRESS RELEASE

Unaudited Income Statement
Ecopetrol S.A. and Subsidiaries *

COP$ Million
	1Q-10	1Q-09%		4Q-09
Income
Local Sales	3,881,148	3,187,155	34.0%	2,896,486
Export Sales	5,540,256	1,817,076	(2.7)%	5,691,798
Sale of Services	796,367	235,888	100.2%	397,692
Total Income	10,217,771	5,240,119	13.7%	8,985,976
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	2,772,527	1,399,973	98.0%	2,658,955
Amortization and Depletion	638,305	394,519	61.8%	11,546
Imported products	1,107,238	544,050	103.5%	720,564
Transportation Cost	211,665	159,581	32.6%	139,192
Inventories	(279,420)	240,005	(216.4)%	(3,769)
Other	42,944	8,806	387.7%	(430,309)
Fixed Costs
Depreciation	265,431	222,580	19.3%	235,703
Contracted Services	403,734	251,614	60.5%	662,878
Maintenance	210,015	64,946	223.4%	605,415
Labor Costs	263,786	189,984	38.8%	278,485
Other	358,243	281,883	27.1%	513,106
Total Cost of Sales	5,994,469	3,757,941	59.5%	5,391,766
Gross Profits	4,223,303	1,482,178	184.9%	3,594,210
Operating Expenses
Administration	127,453	100,428	26.9%	208,764
Selling expenses	260,825	237,256	9.9%	160,948
Exploration and Projects	218,437	81,943	166.6%	844,971
Operating Income	3,616,587	1,062,551	240.4%	2,379,527
Non Operating Income (expenses)
Financial Income	1,583,627	3,200,927	(50.5)%	1,873,170
Financial Expenses	(1,689,672)	(1,874,833)	9.9%	(1,651,026)
Non Financial Income	206,767	203,010	1.9%	392,702
Non Financial Expenses	(744,045)	(356,516)	108.7%	(653,218)

Income before income tax	2,973,264	2,235,139	33.0%	2,341,155
Provision for Income Tax	912,759	626,655	45.7%	606,310
Minority interest	106,175	50	212,250.5%	13,366
Net Income	1,954,330	1,608,434	21.5%	1,721,479

EBITDA	4,454,732	1,755,551	153.8%	3,327,844
EBITDA MARGIN	44%	34%		37%

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year, wherefore the quarterly figures in this report do not constitute a formal consolidation of Ecopetrol’s financial statement though they do adjust to the methodology defined for this purpose.

PRESS RELEASE

Unaudited Balance Sheet

	Ecopetrol S.A.			Ecopetrol S.A. and Subsidiaries
	As of March 31,	As of December 31,		As of March 31,	As of December 31,	%
COP$ Million	2010	2009	%	2010	2009

Assets
Current Assets
Cash and cash equivalents	2,696,818	2,286,996	17.9%	4,363,506	3,562,119	22.5%
Investments	370,196	384,329	(3.7)%	658,167	462,258	42.4%
Accounts and notes receivable	2,975,763	2,550,251	16.7%	3,565,295	2,969,120	20.1%
Other	4,945,174	4,374,917	13.0%	5,706,500	5,124,291	11.4%
Total Current Assets	10,987,951	9,596,493	14.5%	14,293,468	12,117,788	18.0%
Non Current Assets
Investments	11,668,511	10,087,993	15.7%	5,086,189	3,710,739	37.1%
Accounts and notes receivable	1,305,739	1,353,935	(3.6)%	189,633	226,781	(16.4)%
Property, plant and equipment, net	12,071,817	11,696,921	3.2%	17,224,435	16,782,503	2.6%
Natural and environmental properties, Net	9,013,416	9,325,116	(3.3)%	10,745,025	11,155,381	(3.7)%
Other	10,979,585	11,031,963	(0.5)%	11,504,927	11,566,325	(0.5)%
Total Non Current Assets	45,039,068	43,495,928	3.5%	44,750,209	43,441,729	3.0%
Total Assets	56,027,019	53,092,421	5.5%	59,043,677	55,559,517	6.3%

Liabilities and Equity
Current Liabilities
Financial obligations	101,098	134,908	(25.1)%	431,142	437,081	(1.4)%
Accounts payable and related parties	8,255,289	3,421,264	141.3%	4,762,880	3,280,232	45.2%
Estimated liabilities and provisions	913,132	957,432	(4.6)%	1,186,183	1,154,415	2.8%
Other	2,395,786	2,258,367	6.1%	6,545,979	2,598,485	151.9%
Total Current Liabilities	11,665,305	6,771,971	72.3%	12,926,184	7,470,213	73.0%
Long Term Liabilities
Financial obligations	5,113,085	5,286,545	(3.3)%	5,800,119	5,714,354	1.5%
Labor and pension plan obligations	2,817,967	2,660,943	5.9%	2,826,299	2,669,331	5.9%
Estimated liabilities and provisions	3,132,633	3,331,867	(6.0)%	3,217,730	3,411,977	(5.7)%
Other	2,270,556	2,337,862	(2.9)%	2,345,037	2,782,374	(15.7)%
Total Long Term Liabilities	13,334,241	13,617,217	(2.1)%	14,189,185	14,578,036	(2.7)%
Total Liabilities	24,999,546	20,389,188	22.6%	27,115,369	22,048,249	23.0%
Minoritary Interest				1,052,216	941,311	11.8%
Equity	31,027,473	32,703,233	(5.1)%	30,876,092	32,569,957	(5.2)%

Total Liabilities and Shareholders' Equity	56,027,019	53,092,421	5.5%	59,043,677	55,559,517	6.3%

Memorandum Debtor Accounts **	85,599,685	86,806,467		86,927,633	87,959,507
Memorandum Creditor Accounts **	57,736,540	50,092,715		58,657,762	50,925,322

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year, wherefore the figures for interim periods in this report do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

**Under Colombian GAAP, Ecopetrol must maintain in its accounting the recording of financial information and transactions not reflected in financial statements

PRESS RELEASE

Unaudited Cash Flow Statement
Ecopetrol S.A.

COP$ million	1Q 2010	1Q 2009%		4Q 2009
Cash flow provided by operating activities:
Net income	2,096,666	1,609,261	30.3%	1,691,442
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	908,240	608,318	49.3%	257,475
Provisions	14,711	(68,487)	121.5%	381,265
Net changes in operating assets and liabilities:
Accounts and notes receivable	(620,570)	(659,526)	5.9%	798,272
Inventories	(281,161)	243,696	(215.4)%	(97,304)
Deferred and other assets	36,447	(1,869,293)	101.9%	(72,166)
Accounts payable and related parties	1,147,524	2,278,116	(49.6)%	(1,237,270)
Taxes payable	153,210	403,089	(62.0)%	513,565
Labor obligations	(14,763)	(18,789)	21.4%	8,275
Estimated liabilities and provisions	(75,557)	154,055	(149.0)%	297,619
Cash provided by operating activities	3,487,592	2,738,194	27.4%	2,672,339

Cash flows from investing activities:
Purchase of investment securities	(3,592,441)	(399,393)	799.5%	(3,331,893)
Redemption of investment securities	1,930,232	1,967,675	(1.9)%	2,856,227
Investment in natural and environmental resources	(462,080)	(199,454)	(131.7)%	(1,492,768)
Additions to property, plant and equipment	(750,876)	(1,081,990)	30.6%	(1,288,033)
Net cash used in investing activities	(2,875,165)	286,838	(1,102.4)%	(3,256,467)

Cash flows from financing activities:
Financial obligations	(173,460)	-	100.0%	284,814
Debts from credit and financing operations	(33,810)	-	100.0%	(79,184)
Received from associates - capitalization	1,163	9,921	(88.3)%	5,981
Payment of dividends	3,502	-	100.0%	(2,939,612)
Net cash used in financing activities	(202,605)	9,921	(2,142.2)%	(2,728,001)

Net increase in cash and cash equivalent	409,822	3,034,953	(86.5)%	(3,312,129)
Cash and cash equivalent at beginnig of year	2,286,996	1,870,246	22.3%	5,599,125
Cash and cash equivalent at end of year	2,696,818	4,905,199	(45.0)%	2,286,996

PRESS RELEASE

Unaudited Cash Flow Statement
Ecopetrol S.A. and subdiaries

COP$ million	1Q 2010*	1Q 2009 *	%	4Q 2009 *
Cash flow provided by operating activities:
Net income	1,954,330	1,608,434	21.5%	1,721,479
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	1,018,980	693,002	47.0%	960,389
Provisions	19,201	(68,487)	128.0%	216,726
Net changes in operating assets and liabilities:
Accounts and notes receivable	(820,324)	(804,196)	(2.0)%	401,147
Inventories	(264,324)	315,525	(183.8)%	(78,869)
Deferred and other assets	109,325	(706,317)	115.5%	(208,691)
Accounts payable and related parties	1,467,836	(8,843)	16,698.8%	(1,646,201)
Taxes payable	1,438,747	455,623	215.8%	622,018
Labor obligations	(21,334)	(396,704)	94.6%	(16,010)
Estimated liabilities and provisions	(1,506,828)	2,739,023	(155.0)%	(82,969)
Cash provided by operating activities	3,518,454	3,884,814	(9.4)%	1,764,596

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	(1,082,580)	100.0%	-
Purchase of investment securities	(3,592,441)	(399,393)	(799.5)%	(3,187,816)
Redemption of investment securities	2,060,745	3,574,683	(42.4)%	3,857,993
Investment in natural and environmental resources - Reserves	(462,080)	(493,630)	6.4%	(2,187,386)
Additions to property, plant and equipment	(918,687)	(2,846,228)	67.7%	(933,996)
Net cash used in investing activities	(2,912,463)	(1,247,148)	(133.5)%	(2,451,205)

Cash flows financing activities:
Minority interest	110,905	675,158	(83.6)%	53,625
Financial obligations	85,765	4,910	1,646.7%	366,536
Debts from credit and financing operations	(5,939)	(101,033)	94.1%	21,205
Received from associates - capitalization	1,163	9,921	(88.3)%	5,981
Payment of dividends	3,502	-	100.0%	(2,584,866)
Net cash used in financing activities	195,396	588,956	(66.8)%	(2,137,519)

Net increase in cash and cash equivalent	801,387	3,226,622	(75.2)%	(2,824,128)
Cash and cash equivalent at beginnig of year	3,562,119	2,113,803	68.5%	6,386,247
Cash and cash equivalent at end of year	4,363,506	5,340,425	-18.3%	3,562,119

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year, wherefore the quarterly figures in this report do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

PRESS RELEASE

Calculation and Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions
	1Q 2010	1Q 2009	4Q 2010
EBITDA CALCULATION
Operating income	3,198,210	1,020,910	2,706,122
Plus: Depreciations, depletions and amortizations	908,240	608,318	257,475
NON CONSOLIDATED EBITDA	4,106,450	1,629,228	2,963,597

RECONCILIATION NET INCOME TO EBITDA
Net Income	2,096,666	1,609,261	1,691,442
Depreciations, depletions and amortizations	908,240	608,318	257,475
Financial income	(962,180)	(3,090,811)	(814,667)
Financial expenses	1,005,879	1,814,659	605,374
Non financial income	(192,810)	(202,683)	(278,526)
Non financial expenses	712,337	334,152	657,076
Results in subsidiaries	(237,948)	(48,885)	286,243
Provision for income tax	776,266	605,217	559,180
NON CONSOLIDATED EBITDA	4,106,450	1,629,228	2,963,597

Ecopetrol and Subsidiaries

	1Q 2010	1Q 2009	4Q 2010
EBITDA CALCULATION
Operating income	3,616,587	1,062,551	2,379,527
Plus: Depreciations, depletions and amortizations	1,018,980	693,002	960,389
Minority interest	(180,835)	(2)	(12,072)
CONSOLIDATED EBITDA	4,454,732	1,755,551	3,327,844

RECONCILIATION NET INCOME TO EBITDA
Net income	1,954,330	1,608,434	1,721,479
Depreciations, depletions and amortizations	1,018,980	693,002	960,389
Financial income	(1,583,627)	(3,200,927)	(1,873,170)
Financial expenses	1,689,672	1,874,833	1,651,026
Non financial income	(206,767)	(203,010)	(392,702)
Non financial expenses	744,045	356,516	653,218
Minority interest on net income	106,175	50	13,366
Provision for income taxes	912,759	626,655	606,310
Minority interest on Ebitda	(180,835)	(2)	(12,072)
TOTAL EBITDA	4,454,732	1,755,551	3,327,844

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   April 27, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer